EXHIBIT 99.5


FOR IMMEDIATE RELEASE:


                  SUNBEAM CORPORATION NAMES TWO TOP EXECUTIVES

         FORT LAUDERDALE, FL - July 29, 1996 - Sunbeam Corporation (NYSE: SOC) announced today that P. Newton White has been appointed to the position of Executive Vice President, Consumer Products Worldwide, and John (Jack) Dailey has been named Vice President, Corporate Purchasing and Logistics, both newly created positions at Sunbeam.
         Mr. White will be responsible for the Company's global consumer products businesses and will report directly to Albert Dunlap, the Company's newly elected Chairman and Chief Executive Officer. Mr. White most recently was instrumental in the highly successful turnaround of Scott Paper Company. As Senior Vice President, Worldwide Commercial Business, a $1.2 billion division of Scott Paper, he transitioned Scott's business from a country based focus to an integrated global business, known for its new product innovations. He developed a common global strategy and streamlined organization, designed to drive both worldwide synergies and local customer responsiveness. Following the creation of Scott's global business unit in 1992, sales and earnings under Mr. White grew over 30% per year. Prior to that position, Mr. White served as Scott Paper's Senior Vice President responsible for its Consumer Business in Asia Pacific.
         Mr. Dailey will be responsible for all purchasing, warehousing and distribution across the entire Company and will focus on centralizing these functions for Sunbeam. He will report to Russell A. Kersh, who last week was named Sunbeam's Executive Vice President, Finance and Administration. Prior to joining Sunbeam, Mr. Dailey held similar positions at Scott Paper and Lily-Tulip, Inc.
         The appointments of Mr. White and Mr. Dailey, each of whom will be making a significant investment of his own funds in Sunbeam stock, represent the third and fourth major management changes Mr. Dunlap has made in only his first week as Sunbeam's Chairman and Chief Executive Officer.
         Mr. Dunlap stated, "Newt White is a proven global leader with extensive experience in successfully integrating international and domestic operations, and Jack Dailey's expertise in purchasing and logistics was responsible for significant savings at both Scott and Lily-Tulip. These men will be instrumental in developing and implementing the global growth strategy of Sunbeam."


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         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.


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Contact:    Pete Judice                       John DeSimone
            Burson-Marsteller, New York       Manager, Investor Relations
            (212) 614 - 4506                  Sunbeam Corporation
                                              (954)767-2100